VOYA LETTERHEAD

LAW / PRODUCT FILING UNIT
ONE ORANGE WAY, C2S
WINDSOR, CT 06095-4774

J. NEIL MCMURDIE

SENIOR COUNSEL

PHONE:  (860) 580-2824  |  EMAIL:  NEIL.MCMURDIE@VOYA.COM

January 22, 2018

BY EDGARLINK

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Voya Insurance and Annuity Company
Separate Account D of Voya Insurance & Annuity Co.
Prospectus Titles: GoldenSelect DVA Plus and GoldenSelect DVA Series 100
File Nos.: 033-59263 and 811-811-06090
Withdrawal of Registration Statement on Form N-3
Rule 477 Filing

Ladies and Gentlemen:

An Application for Deregistration under Section 8(f) of the Investment Company Act of 1940 (the “40 Act”) was filed by Separate Account D of Voya Insurance & Annuity Co. (“Separate Account D”) on December 23, 2016, and later amended on January 27, 2017. On March 22, 2017 (Release No. 32557), the U.S. Securities and Exchange Commission ordered, under Section 8(f) of the 1940 Act, that Separate Account D has ceased to be an investment company.

Because there are no longer any securities sold in connection with this registration, we respectfully request withdrawal of this registration and any and all amendments and definitive filings associated with it, pursuant to Rule 477 under the 33 Act.

Please contact me with your questions or comments.

Respectfully,

/s/ J. Neil McMurdie

J. Neil McMurdie

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